Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONGKONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

May 31, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief

Mr. Joshua Dilk, Esq., Staff Attorney

Mr. David Irving, Staff Accountant

Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc.

Draft Registration Statement on Form F-1

Submitted April 4, 2017

CIK No. 0001692705

Ladies and Gentlemen:

On behalf of our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for submission on a confidential basis with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), a revised draft of the above-referenced draft registration statement on Form F-1 (the “Draft No. 3”).

We enclose herewith five (5) courtesy copies of the Draft No. 3, which has been marked to show changes to the Company’s draft registration statement on Form F-1 confidentially submitted to the Commission on April 4, 2017 (the “April 4 Submission”).

The Company has responded to the comments contained in the comment letter dated May 25, 2017 from the Staff (the “Staff”) of the Commission (the “May 25 Comment Letter”) by revising the April 4 Submission or providing explanations in response to the comments. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the April 4 Submission to include: (i) its audited consolidated financial statements as of and for the year ended December 31, 2016 and related disclosure; (ii) its selected quarterly unaudited consolidated financial information for each of the eight three-month periods ended December 31, 2016 and related disclosure; and (iii) other information and data to reflect new developments since the April 4 Submission and update certain other disclosures.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO     ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN     JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON     LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO     SEOUL      TOKYO      WASHINGTON, D.C.

Set forth below are the Company’s responses to the Staff’s comments in the May 25 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in the Draft No. 3 where the disclosure addressing a particular comment appears.

*        *        *

Prospectus Summary

Overview, page 1

1.	We note your revised disclosure in response to comment 5 and your response to comment 36 explaining how your operations and funding of your credit products differ from online lending information intermediary institutions within the meaning of the PRC Interim Online Lending Information Intermediary Measures. We also note that your revised disclosure on page 123 describes your merchandise credit business as “operat[ing] a marketplace that connects consumers with merchandise suppliers.” Considering that your revenues are generated through collection of service fees tied to the size and duration of the loans extended through your credit products, and not through the licensing of your proprietary analytics, please revise your disclosure to succinctly describe your business as operating a marketplace facilitating distribution of cash credit products to consumers. In addressing your disclosure on page 1, please make similar revisions to the “Business” section of your disclosure starting on page 118. Please refer to Item 4.B.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 87 and 132 of the Draft No. 3.

The Company respectfully advises the Staff that while the Company operates a marketplace that connects consumers with merchandise suppliers, it is inaccurate to describe the Company’s merchandise credit business solely as an operator of such a marketplace. Unlike e-commerce platforms which operate marketplaces, the Company views itself primarily as a provider of credit products. As disclosed on page 138 of the Draft No. 3, the Company offers “merchandise credit products to finance borrowers’ direct purchase of merchandise offered” on its marketplace.

The Company further respectfully advises the Staff that it is inaccurate to describe the Company’s cash credit business as a marketplace facilitating distribution of cash credit products to consumers. The Company believes such description, which has been applied to P2P platforms, would mischaracterize the Company’s business and could be misleading to investors. As disclosed on page 16 of the Draft No. 3, a major portion of the loans facilitated by the Company remain on the Company’s balance sheet, and the Company is therefore exposed to the credit risk of such loans. In contrast, P2P platforms typically act as intermediaries between lenders and borrowers and do not assume the credit risk of loans facilitated by them. As such, the Company believes it is more accurate to describe its cash credit business as a provider of cash credit products, instead of a marketplace of cash credit products.

2.	We note that you have revised your disclosure to state that you “do not source funding from retail investors.” Please further qualify your disclosure to state that you do not “directly” source funding from retail investors. In this regard, we note that through your arrangement with institutional funding partners which are P2P platforms, your loans may be posted on such platforms and get matched with retail investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 88, 90 and 133 of the Draft No. 3.

Our History and Corporate Structure, page 74

3.	In response to our comment 15, you revised your disclosure to state that the ultimate role of your three websites is to redirect visitor traffic to your mobile apps. In light of your disclosure that you engage many of your prospective borrowers through different channels on the Alipay consumer interface, most recently through Alipay’s dedicated channel for online third-party service providers (refer to page 131 disclosure), please expand your disclosure here to clearly describe the borrower acquisition process, the interplay between your websites and Alipay’s interface, how a prospective borrower shifts from his/her online shopping experience to your mobile app to initiate the credit application, and whether you offer your credit products only through your mobile apps. If possible, please provide staff supplementally with an English translation of a visual presentation of how this process would play out in practice.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 147 of the Draft No. 3.

The Company respectfully advises the Staff that an Alipay user may access the Company’s interfaces at any time, and it is possible for such access to be unrelated with such user’s online shopping experience.

In response to the Staff’s comment, the Company will supplementally provide an English translation of a visual presentation of its borrower engagement process through the Alipay consumer interface.

4.	We note your response to comment 16. Please revise your disclosure to provide the following:

•	describe in greater detail the proposed new structure you intend to establish as part of the VIE reorganization, ensuring that you explain what you mean by “enhanced shareholding structure” as it relates to your proposed VIE reorganization. For example, please explain: (i) how you intend to consolidate the VIE structure so that Messrs. Luo and Lianzhu will be the only shareholders in the new consolidated VIE and (ii) the impact such a reorganization will have on existing shareholders;

In response to the Staff’s comment, the Company has revised the diagram on page 78 to identify the two new VIEs in its corporate structure.

The Company respectfully advises the Staff that Ganzhou Qudian Technology Co., Ltd. (“Ganzhou Qudian”) and Hunan Qudian Technology Development Co., Ltd. (“Hunan Qudian”) became the Company’s VIEs in May 2017. The establishment of the two new VIEs did not involve a consolidation of the existing VIE, Beijing Happy Time Technology Development Co., Ltd. (“Beijing Happy Time”), into the new VIEs or otherwise involve a reorganization of the existing VIE. The existing VIE and the new VIEs are separate entities.

The Company further respectfully advises the Staff that as disclosed on page 77 of the Draft No. 3, the shareholding structure of the new VIEs is expected to carry certain advantages. As disclosed on page 77, the Company exercises control over each VIE through a series of contractual arrangements with such VIE and its shareholders. Each new VIE only has two shareholders, both of whom are members of the Company’s management. As disclosed on page 77 of the Draft No. 3, the Company believes that this shareholding structure will reduce potential conflicts of interest between the shareholders of each new VIE and those of the Company and reduce uncertainties associated with the enforcement of the relevant contractual arrangements entered into with such new VIE. In an unlikely event of breach, fewer VIE shareholders involved would likely result in a speedier resolution. As such, the Company believes that the shareholding structure of each new VIE will benefit the Company and ultimately benefit the Company’s shareholders.

•	revise your risk factor disclosure to address any new risks resulting from the proposed reorganization, especially if the reasons behind the reorganization do not materialize;

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Draft No. 3.

•	obtain a legal opinion from qualified legal counsel opining that the proposed reorganization will not change the ultimate ownership of ADS holders and that the new structure will comply with existing regulatory requirements; and

The Company respectfully advises the Staff that the establishment of the new VIEs did not involve a reorganization of the existing VIE.

The Company further respectfully advises the Staff that as disclosed on page 80 of the Draft No. 3, certain legal matters as to the Company’s VIEs, including the new VIEs, will be passed upon by Fangda Partners, the Company’s PRC counsel. Fangda Partners will opine that:

•	the ownership structures of Ganzhou Qufenqi and the Company’s consolidated VIEs in China, both currently and immediately after giving effect to the public offering of the Company’s American depositary shares, do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

•	the contractual arrangements among Ganzhou Qufenqi, each of the Company’s consolidated VIEs and its shareholders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

The Company further respectfully advises the Staff that as disclosed on page 80 of the Draft No. 3, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. As such, the PRC regulatory authorities may in the future take a view that is contrary to the opinion of Fangda Partners.

•	explain what businesses you are referring to, which are expected to be transferred to your new consolidated VIE following the reorganization into the new consolidated structure, and elaborate on how you plan to leverage your risk management model.

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Draft No. 3.

Our Key Metrics, page 81

5.	Please revise to disclose the amount of approved but unused credit at each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 86 of the Draft No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 82

6.	Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Draft No. 3.

Our Partnership with Ant Financial, page 83

Product Offerings, page 84

7.	Please explain in greater detail what it means to leverage your risk pricing model to offer tailored risk assessment solutions and whether “other institutions” means funding partners or other parties that may refer borrowers to you. Clarify whether tailored risk assessment solutions includes revising your credit quality thresholds in your model in order to approve borrowers that would not meet your current criteria. In addition, note if there is a fee associated with tailoring the risk assessments that an institution would have to pay and would it be a one-time fee or a per loan fee.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Draft No. 3.

The Company respectfully advises the Staff that it plans to offer credit assessment solutions to other companies to help them assess the credit profiles of their own customers. While such companies may include the Company’s institutional funding partners or parties that assist the Company in borrower engagement, the credit assessment solutions are expected to be applied to such other companies’ customers instead of the Company’s own borrowers. As such, the credit assessment solutions will not affect the Company’s own credit quality thresholds.

The Company further respectfully advises the Staff that while the Company expects to charge fees for the credit assessment solutions, it has not started offering such solutions or determined the pricing mechanism for such solutions.

Loan Performance, page 84

8.	Please revise to provide detailed information in regard to the quality of loans being originated. For example, does the company have an internally generated credit rating or credit score which it categorizes borrowers into when determining to approve an individual loan or credit limit as well as the level of servicing fees charged. This information as well as changes in the credit quality of the borrowers between periods should be presented.

In response to the Staff’s comment, the Company has included the requested disclosure on the Company’s internal credit score for new borrowers, namely A score, and the internal credit score for borrowers with certain credit history with the Company, namely B score, on page 152 of the Draft No. 3.

The Company respectfully advises the Staff that the Company’s internal credit scores are not comparable between different periods. As disclosed on page 154 of the Draft No. 3, the Company’s risk management system has undergone significant changes since the Company’s inception in April 2014. Prior to November 2015, the Company primarily engaged borrowers offline and utilized traditional risk management methodologies such as in-person collection of borrower information as well as in-person interviews. The Company’s borrower engagement efforts shifted from offline to online since November 2015, and the Company has fully automated data collection and risk management methodologies accordingly. The Company’s risk management system analyzes a wide variety of data typically not analyzed by traditional financial institutions. It continually tests, validates and optimizes the system by changing the types of data it analyzes or the relative weights of various types of data. As such, the Company’s internal credit scores and the underlying bases for such scores have changed over time, and the Company’s internal credit scores are therefore not comparable between different periods. Instead, the Company monitors the credit quality of borrowers based on delinquency rates of loans facilitated. The Company has included disclosure regarding changes in historical delinquency rates on pages 92 and 93 of the Draft No. 3.

9.	In addition, please revise to discuss and analyze trends in the internal credit rating of loans facilitated for each of the periods and the impact on any changes in the credit rating of loans facilitated on the operating performance as well as the impact on the allowance for loan losses.

The Company respectfully advises the Staff that the Company’s internal credit scores are not comparable between different periods, and the Company refers the Staff to the Company’s response to the Staff’s comment 8.

10.	Please also address whether the borrowing trends based on the internal credit ratings is expected to change and the expected impact on financial position, earnings and cash flows due to these changes.

In response to the Staff’s comment, the Company has included the requested disclosure on page 154 of the Draft No. 3. The Company believes that its new scoring systems enable it to better distinguish creditworthy borrowers from lower quality borrowers. Based on such scoring systems, the Company has enlarged the difference in credit limits provided to borrowers with different credit profiles. In particular, the Company has raised credit limits for creditworthy borrowers. The Company expects this approach will enable it to increase the amount of loans facilitated without undertaking significantly more default risk, which would have a positive impact on the Company’s financial condition, profitability and cash position.

11.	We note your tabular disclosures of loan balance past due and service fee past due and the related ratios. Please confirm that the amounts presented as past due or used in the related ratios are the total amounts related to that loan and not just the past due payment(s).

The Company respectfully advises the Staff that the amounts presented as past due or used in the related ratios on pages 92 to 95 of the Draft No. 3 are the total amounts outstanding related to the loan and not just the past due payments. If one payment for a loan facilitated by the Company is past due, the remaining payments that are not yet due are also considered past due for the purpose of evaluating the performance of the loan.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Draft No. 3.

12.	We note your definitions of “Loan Balance Past Due Ratio,” “Service Fee Past Due Ratio,” and “Allowance Ratio” beginning on page 85 include inputs for different time periods, i.e. past due period-end balance compared to loans originated throughout the period. We also note the ratios “Delinquency Rate By Balance” and “M1+ Delinquency Coverage Ratio” use period-end balances, more common for credit quality metrics in the finance industry. Based on how you present and title these ratios (past due ratios being presented directly after the past-due tables, but before the period-end delinquency ratios), the current presentation may be confusing. Therefore, please present the “Delinquency Rate by Balance” ratio first and revise the title of the other ratios to better reflect the differing time periods used in each respective ratio calculation which used both period-end balances and aggregate activity as noted above.

In response to the Staff’s comment, the Company has deleted references to “Loan Balance Past Due Ratio” and “Service Fee Past Due Ratio” from the Draft No. 3. The Company believes that such ratios are not material for measuring the performance of the loans facilitated by the Company.

The Company respectfully advises the Staff that it has changed the title for “Allowance Ratio” to “Provision Ratio.” The Company further respectfully advises the Staff that the calculation of Provision Ratio does not involve inputs for different time periods. “Provision Ratio” is defined as the amount of provision for loan principal and service fee receivables incurred during a period as a percentage of the total amount of on-balance sheet loans facilitated during such period.

The Company further respectfully advises the Staff that as previously disclosed on page 86 of the draft registration statement on F-1 confidentially submitted on April 5, 2017, the performance of loans is less accurately reflected by Delinquency Rate by Balance, compared to the more accurate measure of M1+ Delinquency Rate by Vintage. Delinquency Rate by Balance increased from December 31, 2014 to December 31, 2016 primarily due to the fact that the Company started facilitating loans with shorter durations in late 2015. As a result, many of such loans were repaid within the same periods in which they were facilitated. As such, the period-end total outstanding loan principal for on-balance sheet loans is much lower as compared to the total amount of on-balance sheet loans facilitated during such periods. The loan principal turnover ratio increased from 1.1x as of December 31, 2014 to 6.0x as of December 31, 2016. Given the short-term nature of our loans, the amount of on-balance sheet loans facilitated during the year ended December 31, 2016 was 6.0 times the outstanding loan principal for on-balance sheet loans as of December 31, 2016. For the reasons stated above, the Company’s management team does not use Delinquency Rate by Balance to monitor loan performance over different periods, and the Company believes that Delinquency Rate by Balance may be misleading as a measure for the performance of the loans facilitated by the Company. As such, the Company has deleted references to “Delinquency Rate by Balance” from the Draft No. 3.

Allowance Ratio, page 87

13.	Please revise to disclose the ratio of the allowance for loan losses to total loans as well as the net charge-off ratio to average loans for each of the periods presented.

The Company respectfully advises the Staff that the ratio of the allowance for loan losses to total loans is not a meaningful metric for the adequacy of allowance, as it does not take into account the delinquency level. As such, the Company believes that disclosure of such metric does not provide useful information to investors. Instead, the Company utilizes M1+ Delinquency Coverage Ratio as disclosed on page 95 of the Draft No. 3 as a measure for the adequacy of its allowance. The Company defines M1+ Delinquency Coverage Ratio as the balance of allowance for principal and service fee receivables at the end of a period, divided by the total balance of outstanding loan principal for on-balance sheet loans where any installment payment was over 30 calendar days past due as of the end of such period.

In response to the Staff’s comment, the Company has added the requested disclosure of the charge-off ratio on page 95 of the Draft No. 3. Instead of using the average loan balance for a period as the denominator for the ratio, the Company uses the total amount of on-balance sheet loans facilitated during such period. The Company believes that this method is more suitable given the short term and high velocity nature of its loan products, as beginning and ending loan balance cannot measure the actual loan volume properly. In addition, the Company believes that its method is consistent with the industry practice.

Cost of Revenue, page 89

14.	We note your response to comment 28. Please address as to whether the loans which are transferred to the institutional funding partners are on the same terms as those entered into with the borrower. We note that the institutional funding partner annual rates are different for those partners that are P2P platforms and those that are not P2P platforms.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Draft No. 3.

The Company respectfully advises the Staff that the loans which are transferred to the institutional funding partners are not on the same terms as those entered into with borrowers. As disclosed on page 99 of the Draft No. 3, funding provided by the institutional funding partners for loans transferred are recorded as short-term and long-term borrowings of the Company. The interests payable on such borrowings are lower than the service fees we collect from borrowers on the loans transferred.

15.	We note the company is responsible for all principal and fees payable to the institutional funding partners in the event of non-payment by the borrower. Please tell us the amount of these payments in each of the periods presented.

In response to the Staff’s comment, the Company has added the requested disclosure on page 99 of the Draft No. 3.

Revenue Recognition, page 92

16.	Please tell us and revise to disclose the types of incentives paid to the borrowers, the amounts paid in each period presented as well as the accounting for the incentives.

The Company respectfully advises the Staff that monetary incentives ranging from RMB1 to RMB10 are provided to certain borrowers. The incentives can only be applied as a reduction to the borrower’s service fees payable to the Company. The incentives cannot be withdrawn by the borrowers in cash. As explained in the Company’s response to the Staff’s previous comment 30 in the response letter dated April 5, 2017, the Company recognizes the service fee from the borrowers in accordance with ASC 310-10. Therefore, these incentives represent a reduction in the future cash flows from the loan in accordance with ASC 835-30 and are recorded as a reduction to service revenue utilizing the effective interest rate method.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 102 and 141 of the Draft No. 3.

Loan Principal and Service Fee Receivables, page 93

17.	Please tell us and disclose the nature of the loan origination costs and the amounts recorded in each period presented. Confirm that the deferred origination costs meet the requirements in ASC 310-20-25 to be deferred.

In response to the Staff’s comment, the Company has added the requested disclosure on page 103 of the Draft No. 3.

The Company confirms that only origination costs which meet the requirements in ASC 310-20-25 are deferred.

Liquidity and Capital Resources, page 105

18.	Please revise to provide a more enhanced discussion of the financing activities for each of the periods presented. In this regard, we note the significant amount of funding provided by both shareholders and related parties in 2015 and interim 2016. Please identify the specific parties who provided the funding as well as the company’s expectations and the ability of the shareholders and related parties to continue to provide this level of funding into the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 122 and 123 of the Draft No. 3.

The Company respectfully advises the Staff that the capital contribution from its shareholders in 2016 as well as the non-interest bearing loan from Qufenqi Inc. in 2015 were both one-off transactions in nature. The loan from Qufenqi was payable on demand, and the Company has repaid such loan. The Company does not expect the existing shareholders and related parties to continue to provide this level of funding into the future.

19.	In addition, in regard to the funding provided, please address the rights and obligations of each party and the consideration given to providing key summary financial data of these funding sources which will enable the reader to understand these funding partners ability to provide funding at these levels into the future. We reference Item 303(a)(1) of Regulation S-K and related Instruction 5 to paragraph 303(a) as well as SEC Release 33-8350 Commission Interpretative Guidance Regarding MD&A and Section IV Liquidity and Capital Resources and SEC Release 33-9144.

As discussed above in the response to comment 18, the capital contribution from its shareholders in 2016 as well as the non-interest bearing loan from Qufenqi Inc. in 2015 were both one-off transactions in nature. The loan from Qufenqi was payable on demand, and the Company has repaid such loan. The Company does not expect the existing shareholders and related parties to continue to provide this level of funding into the future.

20.	Please revise to disclose the expected capital contributions from shareholders and related parties over the next twelve months.

The Company respectfully advises the Staff that capital contributions from its existing shareholders were one-off transactions in nature, and the Company does not expect to receive such capital contributions over the next twelve months.

Business

Overview, page 118

21.	We note your response to comment 36. You note in your response to the staff’s comment on page 2 and elsewhere that because you fund loans only through a trust company and consumer finance companies, both of which are licensed by regulatory authorities in China, that you are not engaging in private lending transactions within the meaning of the Private Lending Judicial Interpretation. Please address how your disclosure stating that in certain cases you “utilize [y]our own capital to fund the loans [you] facilitate” factors into your statement that you do not engage in “private lending transactions.” Further, please revise your disclosure here and elsewhere, including your risk factor section, to highlight the fact that your business shares substantial similarities with the peer-to-peer lending industry, but for the differences in your funding sources, you believe that you will not be subject to the same regulations as a peer-to-peer lender. In this regard, we note that your revised disclosure on page 127 emphasizes your reliance on P2P platforms as a source of your funding, and the fact that the loans which you refer to the P2P platforms are posted on such platforms.

The Company respectfully advises the Staff that its small loan companies, which disburse loans with the Company’s own capital, are subject to certain rules on private lending, including restrictions on interest rate. In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26, 29 and 166 of the Draft No. 3.

22.	Here or in an appropriate section of the filing please explain the advantages of borrowers applying for your cash credit products, rather than directly posting their loan applications on a P2P platform. In formulating your response, please give due regard to the fact that a percentage of your loans end up being posted on such P2P platforms.

The Company respectfully advises the Staff that as disclosed on page 145 of the Draft No. 3, the Company ceased its historical arrangements with P2P platforms and no longer transfer any loan to such platforms. As such, loans facilitated by the Company will not be posted on P2P platforms in the future.

In light of the Staff’s comment, the Company has disclosed various advantages of the Company’s credit products in the “Overview” section of the Draft No. 3:

•	As disclosed on page 1 of the Draft No. 3, the Company targets customers who need access to small credit for their discretionary spending. In contrast, the Company believes that most of the P2P platforms focus on credit products that are larger in size, thereby addressing a different market need.

•	As disclosed on page 1 of the Draft No. 3, the Company operates a purely online platform. In contrast, the Company believes that most of the P2P platforms still need offline outlets for borrower engagements.

•	As disclosed on page 1 of the Draft No. 3, the Company offers consumers with a convenient experience. Prospective borrowers can apply for loans on their mobile phones and receive approval within a few seconds. In contrast, the Company believes that borrowers often need to wait for much longer time in order to get the credits from P2P platforms due to the time-consuming matching process between borrowers and lenders on such platforms.

23.	You disclose that Zhima Credit provides you with its credit analysis of prospective borrowers, including Zhima Credit Scores, which serves as one of the inputs for your risk pricing model. You also state on page 17 that Zhima Credit maintains all the analyses and results that were the products of your collaboration. Last, you disclose on page 121 that you work with Zhima Credit to develop algorithms that further enhance the effectiveness of your credit analysis model. Please disclose the following related to Zhima Credit, their credit score and the interaction with your risk pricing model:

•	How significant Zhima Credit Scores are to your model and the determination whether to fund a loan or not;

The Company respectfully advises the Staff that as disclosed on page 152 of the Draft No. 3, Zhima Credit Score is one of the inputs for applying the Company’s credit assessment system to new borrowers, which the Company refers to as A score. While borrowers with approved amounts of credit from the Company typically have Zhima Credit Scores of at least 620, having a Zhima Credit Score of above 620 is neither necessary nor sufficient for a credit applicant to obtain credit from the Company. As disclosed on page 152 of the Draft No. 3, the Company also takes into account other factors including, but not limited to, the stability of a borrower’s social network, average liquid asset balance, total consumption amount and total repayment amount for outstanding loans.

The Company further respectfully advises the Staff that as disclosed on page 152 of the Draft No. 3, the Company has adopted a credit assessment system for borrowers who have established certain credit history with the Company, which the Company refers to as B score. The focus of B score is on a borrower’s credit history with the Company, instead of information obtained from other parties such as Zhima Credit Score.

•	The ranges of the Zhima Credit Score and what criteria related to the Score is built into your model, e.g. a minimum score; and

The Company respectfully advises the Staff that while borrowers with approved amounts of credit from the Company typically have Zhima Credit Scores of at least 620, but the Company does not view such score as a minimum requirement. As disclosed on page 140 of the Draft No. 3, the Company has started facilitating loans for a relatively small number of borrowers with Zhima Credit Scores between 600 and 620. The Company has also selectively facilitated loans to the borrowers with Zhima Credit Scores below 600, as such scores are negatively impacted by the lack of available information to Zhima Credit and therefore may not be fully reflective of borrowers’ creditworthiness. Based on the Company’s analysis of such borrowers’ behavioral data, the Company may determine such borrowers to be creditworthy and approve credit to such borrowers.

•	Did Zhima Credit or any other affiliates of Ant Financial assist you in the development of your proprietary risk pricing model and management system including the required algorithms. If so, clarify who has control and authority to make changes to the model and what continued involvement any third-party has with the model.

The Company respectfully advises the Staff that while Zhima Credit provides credit analysis to the Company, and Zhima Credit has also shared with the Company its insights into the application of data technology, the Company’s risk pricing model and management system are proprietary to the Company. As such, the Company retains control over and authority to make changes to its proprietary risk pricing model and management system.

In light of the Staff’s comment, the Company has revised the disclosure on page 148 of the Draft No. 3.

Our Credit Products, page 123

24.	Please revise the first sentence in the second paragraph to state that each draw down request remains subject to your prior approval. In this regard we note your revised disclosure under “Stage 4: Credit Utilization” disclosure on page 135.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 138 of the Draft No. 3.

Borrowers, page 125

25.	We note your response to comment 7, particularly your added disclosure describing the borrower profile that you presently target as well as the profile that you intend to target in the future. Given the relative immaturity of the Chinese consumer credit market, as indicated by publicly available articles and studies, particularly the fact that large numbers of the Chinese population either do not have a credit score or have only recently obtained one, please add disclosure describing the risk methodology corresponding to the various Zhima Credit Scores that you disclose, so that investors can appreciate the relative riskiness of a borrower with a score of 620 compared with a borrower with a score above or below that number.

In response to the Staff’s comment, the Company has included the requested disclosure on page 140 of the Draft No. 3.

The Company respectfully advises the Staff that factors contributing to, and the weights of such factors in, the Zhima Credit Score system may change from time to time, and such information is not available to the Company. As such, Zhima Credit Scores may not be comparable between different periods.

26.	In response to comment 43, your revised disclosure now states that loans referred to P2P platforms are posted on such platforms for matching with retail investors and the loan borrowers are also identified as borrowers on the P2P platform. Please disclose the names of the platforms, and whether the borrowers consent to the loans being posted on the P2P platform and them being identified on the P2P platform as borrowers. With respect to the latter, since these loans are funded by you prior to a transfer, please describe how the cash flows work in this arrangement, including whether the borrowers remit all the payments through you and if so, whether you then send them to the P2P platform or the end investor. Finally, clarify whether you guarantee the repayment of the loans to the P2P platform or to its investors.

In response to the Staff’s comment, the Company has included the requested disclosure on page 145 of the Draft No. 3.

The Company respectfully advises the Staff that as disclosed on page 145 of the Draft No. 3, the Company ceased its historical arrangements with P2P platforms and no longer transfer any loan to such platforms. As such, the Company does not believe the names of the P2P platforms with which the Company cooperated under the historical arrangements constitute material information to investors.

27.	We note your response to comment 44. As initially requested, please revise your narrative and graphical disclosure to describe the full lifecycle of your company’s loan origination/facilitation, transfer, collection, and timing discrepancies between when credit is extended to a borrower and when a successful transfer of a loan is made. Your disclosure should describe the methods by which you reach out to institutional funding partners, whether the process is automated, and how loan transfers are approved or rejected.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 144-146 of the Draft No. 3.

Funding, page 126

Institutional Funding Partners, page 127

28.	We note your response to comment 45. Please revise to disclose the amount of the deposits returned to the Company by Zhong’an in each periods presented upon repayment of the respective loan for which loss coverage was provided. In addition, please provide us with an example of how the terms of the arrangement, including the fees and cash flows, work when the institutional funding partner is a P2P platform. The example should include the loan terms with the borrower, the fee and terms with the institutional funding partner, and the fee and terms with Zhong’an.

In response to the Staff’s comment, the Company has included the disclosure on the amount of deposits returned on page 146 of Draft No. 3.

The Company respectfully advises the Staff that it has never collaborated with any P2P platform that required insurance from Zhong’an. The Company has only collaborated with an asset management company in such manner, and the Company has ceased its collaboration such asset management company.

29.	We note your response to comment 47. Please revise your next amendment to address our previous comment 47 concerning agreements between the institutional investor and the trust company given that you began your collaboration with the trust company in the fourth quarter of 2016.

In response to the Staff’s comment, the Company has added the requested disclosure on page 144 of the Draft No. 3.

In addition, explain in greater detail the agreement between the trust and the institutional funding partners. In your response address the following:

•	Clarify whether the agreement is between the trust and an institutional funding partner, i.e. business, or is it with individual investors like the retail investors on a P2P platform.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 143 and 144 of the Draft No. 3.

The Company respectfully advises the Staff that under its funding arrangements, the trust agreement is between the trust company and an institution, instead of an individual investor.

•	Tell us how the trust agreement describes the product that the institutional funding partner is investing in, e.g. is it a loan with a guaranteed rate of return or a pool of loans with a fixed rate of return.

The Company respectfully advises the Staff that the investment products are described as trust units to the institutional funding partners, and such trust units entitle the institutional funding partners to a fixed rate of return on their investments. From the Company’s perspective, commitments to pay such fixed rate of return are recognized as borrowings from institutional funding partners.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the Draft No. 3.

•	Clarify the contradiction disclosed on page 129 that you are the service provider for the trust account; however, the borrower repays the loan directly to the trust and the trust then remits the pre-agreed rate of return to the investors and the rest to you as the service fee.

The Company respectfully advises the Staff that as disclosed on page F-13 of the Draft No. 3, the trusts are the Company’s consolidated entities. As such, the full amount of service fees received by the trusts is recognized as service fee of the Company. The Company pays the pre-agreed rate of return to the borrower as interest payments on the Company’s borrowings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 143 and 144 of the Draft No. 3.

•	Disclose whether a fee is paid to the trust company and if so, the amount of that fee.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Draft No. 3.

30.	We note your response to comment 48. Please revise your next amendment to address our previous comment 48 concerning agreements between the institutional investor and the consumer finance company given that you began your collaboration with the trust company in September 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103, 143 and 144 of the Draft No. 3.

The Company respectfully advises the Staff that the Company identifies the consumer finance company as an institutional funding partner, and the relevant funding arrangements do not involve any agreement between the consumer finance company and another institutional funding partner. The Company further respectfully advises the Staff that the consumer finance company funds loans directly to borrowers, instead of through a trust.

31.	We note your response to comment 21. Please explain in greater detail the terms of the arrangements with the private financial assets exchange. In your response address the following:

•	What portion of the cash flows from the borrower do you transfer to the exchange and is it on a loan-by-loan basis or for a pool of loans?

The Company respectfully advises the Staff that the Company transfers to the exchange cash flows from the borrowers with an amount which reflects (i) loan principals and (ii) fees payable to the exchange representing an annualized rate of 9% on the loan principals.

The Company respectfully advises the Staff that it groups loans into portfolios and transfers such loan portfolios to the private financial assets exchange.

•	Do you guarantee the repayment of the cash flow rights you transfer to the asset exchange and if so, what amount and who is your guarantee agreement with?

The Company respectfully advises the Staff that it is obligated to make the full payments on the payment rights transferred to the private financial assets exchange. As such, the Company recognizes the funding provided by the exchange as borrowings, similar to its arrangements with other institutional funding partners to which it transfers loans.

•	Are you involved in the set-up, design or marketing of the investment products on the private financial assets exchanged that are backed by your payment rights?

The Company respectfully advises the Staff that it is not involved in the set-up, design or marketing of the investment products on the private financial assets exchange that are backed by the payment rights transferred.

•	Provide us with your accounting analysis under ASC 860 for the transfer of these cash flows.

The Company respectfully advises the Staff that, consistent with the Company’s collaboration with other institutional funding partners, the loan receivables transferred to the private financial assets exchange are not derecognized and remain on the Company’s consolidated balance sheets. As discussed above, the Company only transferred to the exchange cash flows from the borrowers with an amount which reflects (i) the loan principal and (ii) fees payable representing an annualized rate of 9% on the loan principal. Consequently, the Company did not transfer the loan in its entirety to the exchange. Therefore, the financial asset transferred to the exchange is not an entire financial asset, a group of entire financial assets or a participating interest in an entire financial asset as required by ASC 860-10-40-5 to meet the sale criteria. Additionally, such loan receivables are not legally isolated in accordance with ASC860-10-40-5a because PRC law requires the Company to notify the relevant borrower for the transfer to be effective. As the relevant borrower is not notified of the transfer, the transfer of the loan is not effective and the borrower is still obligated to repay the loan to the Company. As a result, the transferred loans are not beyond the reach of the Company and its creditors.

Our Partnership with Ant Financial, page 130

Joint Marketing Initiatives, page 131

Credit Service, page 131

QuCampus, page 132

32.	We note your response and revised disclosures in response to comment 38. As previously requested in our comment 38, we ask that you further revise your disclosure to describe the genesis of your business relationship with Ant Financial, describing, for example, the circumstances that led Ant Financial to become a major shareholder and the rationale for entering into agreements that tightly intertwine your company with theirs. In addition, please explain the significance of engaging Alipay users “through Alipay’s dedicated channel for online third party service providers,” as well as quantify the payment terms of the Joint Marketing Initiative with Ant Financial. Finally, with respect to the agreements with Ant Financial which you have noted in your response as not being material in amount or significance, therefore not required to be filed as exhibits to the registration statement, please provide us with additional analysis explaining how these agreements differ in amount and significance compared to the Alipay APP Access Agreement listed as Exhibit 10.18, or the Online Personal Loan Cooperation Agreement with Chongqing Alibaba Smal Loans Co., Ltd., listed as Exhibit 10.17. We may have additional comments following the review of your response and of the noted agreements when they are filed as exhibits. Please ensure that your response addresses the disclosure requirements of Item 601(b)(10)(ii)(B) of Regulation S-K considering the critical support Ant Financial provides to your business upon which you appear to be substantially dependent.

In response to the Staff’s comment, the Company has included the requested disclosure on pages 147 and 148 of the Draft No. 3.

The Company respectfully advises the Staff that its agreements with Ant Financial are not intended to tightly intertwine the Company’s business with Ant Financial’s as none of the agreements prohibits the Company from seeking alternatives to the services provided by Ant Financial. For example, as disclosed on page 138 of the Draft No. 3, the Company’s products can also be accessed through the Company’s own mobile apps, instead of Alipay. The Company historically engaged a majority of its borrowers through the Alipay consumer interface due to the scale of Alipay and its requirement for users to provide personal identification information, which contributes to the Company’s risk management efforts. Credit service is another important area of cooperation between the Company and Ant Financial, and Zhima Credit Score is an input into the Company’s risk pricing model. Nonetheless, the Company also obtains credit analysis information from a variety of other sources. As such, the Company does not believe its agreements with Ant Financial have resulted in its business being tightly intertwined with that of Ant Financial.

The Company refers the Staff to the Company’s confidential treatment application submitted on May 11, 2017 (the “Rule 406 Application”) pursuant to Rule 406 under the Securities Act of 1933, as amended. The Company has sought confidential treatment of the payment terms (the “Payment Terms”) of the agreements with Ant Financial in connection with certain marketing initiatives, which the Company refers to as the “Borrower Engagement Agreements” in the Rule 406 Application. As noted in the Rule 406 Application, the Company believes that the Payment Terms constitute confidential commercial or financial information within the purview of the Freedom of Information Act, 5 U.S.C. § 552(b)(4) (“Exemption 4”). As such, disclosure of the Payment Terms in the prospectus would effectively conflict with Exemption 4. Furthermore, as noted in the Rule 406 Application, the Company believes disclosure of the Payment Terms would cause substantial competitive harm as it would (i) reveal sensitive pricing and cost-structure information of the Company to the Company’s competitors, (ii) give the Company’s competitors a significant informational advantage in negotiating similar terms with Ant Financial or other service providers and (iii) prejudice the Company’s ability to negotiate key terms of comparable agreements with other service providers, or the ability to negotiate comparable agreements with other service providers at all.

The Company further respectfully advises the Staff that disclosure of the Payment Terms is not necessary to protect investors. The Company believes that investors are more interested in the existence and nature of the terms of the Borrower Engagement Agreements generally than specific confidential details. Furthermore, the Company has disclosed the total amounts of payments made to Ant Financial during each period in the “Related Party Transactions” section of the Draft No. 3. As such, the Company believes that it has provided investors adequate information to assess the cost of services provided by Ant Financial.

The Company respectfully advises that the Staff that the foundation of its strategic cooperation with Ant Financial lies in Ant Financial’s equity investment in the Company, instead of the contractual arrangements. For the reasons outlined below, the Company believes that none of its agreements with Ant Financial needs to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Nonetheless, the Company plans to file the agreements listed as exhibits 10.31 through 10.36 in the exhibit index to Draft No. 3 in order to provide investors with additional information as to certain key aspects of the Company’s business cooperation with Ant Financial. The Company has submitted the Rule 406 Application to seek confidential treatment as to certain terms in such agreements.

Item 601(b)(10)(ii)(B) of Regulation S-K provides that “except where immaterial in amount or significance,” any contract made in the ordinary course of business upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The Company notes that the phrase “major part” commonly means more than 50% in terms of amount.

The Company has entered into the following type of agreements with Ant Financial in the ordinary course of business:

(i)	Agreements as to borrower engagement and other marketing initiatives;

(ii)	Agreements as to credit analysis information; and

(iii)	Agreements as to payment processing and settlement.

The Company believes that none of the agreements relate to the purchase of a “major part” of the Company’s requirements of services in terms of amount.

(i)	The Company incurred RMB36.1 million of borrower engagement and other marketing fees to Zhima Credit for 2016, which fees represent 19.8% and 4.8% of the Company’s sales and marketing expenses and total operating cost and expenses for 2016, respectively. In addition, the Company notes the availability of alternative online channels to promote its credit products.

(ii)	The Company incurred RMB6.2 million of fees related to credit analysis services provided by Zhima Credit in 2016, which fees represent 2.3% and 0.8% of the Company’s cost of revenue and total operating cost and expenses for 2016, respectively. The Company further notes that as disclosed on page 148 of the Draft No. 3, Zhima Credit has waived fees for credit analysis services from the Company for one year starting from March 2017. In addition, the Company notes the availability of alternative sources of credit analysis information in China.

(iii)	The Company incurred RMB41.2 million of payment processing and settlement fees to Alipay in 2016, which fees represent 15.3% and 5.5% of the Company’s cost of revenue and total operating cost and expenses for 2016, respectively. In addition, the Company notes the availability of alternative providers of online payment processing and settlement services in China.

As such, the Company believes that it is not required to file any of its agreements with Ant Financial as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Nonetheless, as illustrated in the following responses, the Company plans to file its agreements with Ant Financial as to online borrower engagement, namely the Online Personal Loan Cooperation Agreement and the Alipay APP Access Agreement listed as Exhibits 10.31 and 10.32 of the Draft No. 3, respectively. In addition, the Company plans to file its agreements related to Zhima Credit Scores, which are listed as Exhibits 10.33 through 10.36 of the Draft No. 3. The Company notes the disclosure in Draft No. 3 related to its borrower engagement efforts as well as the use of Zhima Credit Scores as an input in its risk management system and intends to provide investors with additional information as to such aspects of its business.

33.	We note your response to comment 49 to our letter dated March 23, 2017. Tell us how you considered the related party information provided in ASC 810-10-25-43-44 when determining that QuCampus is not a VIE and should not be consolidated in your financial statements. Qudian and Mr. Min Luo combine to provide 55.9% of the equity interests in QuCampus and will share in 55.9% of the profits or losses of QuCampus. Based on the guidance in ASC 810-10-25-44, if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

The Company respectfully advises the Staff that QuCampus is not a VIE and is not subject to the Variable Interest Entities Subsections in ASC 810 because none of the conditions in ASC 810-10-15-14 are met. Therefore, there is no further requirement to identify a primary beneficiary in accordance with ASC 810-10-25-43 to 44, which is only applicable to entities subject to the Variable Interest Entities Subsections in ASC 810. The Company’s VIE analysis was provided in the Company’s response to the Staff’s previous comment 30 in the response letter dated April 5, 2017.

34.	We note your disclosure relating to the personal loan cooperation agreement you entered into with Chongqing Alibaba Small Loans Co., Ltd. Please quantify the “certain service fees” that you will be paying Chongqing Small Loans, calculated based on the percentage of services fees you will receive from borrowers. Please refer to Item 10.C of Form 20-F for guidance.

The Company respectfully advises the Staff that Item 10.C of Form 20-F is not applicable to the personal loan cooperation agreement (the “Personal Loan Cooperation Agreement”) between the Company and Chongqing Alibaba Small Loans Co., Ltd. Item 10.C of Form 20-F provides, in relevant parts, that an issuer should provide “a summary of each material contract, other than contracts entered into in the ordinary course of business.” The Company is a provider of credit products and engages borrowers through various channels of the Alipay consumer interface. The Personal Loan Cooperation Agreement provides the Company with an additional channel for borrower engagement. As such, the Personal Loan Cooperation Agreement was entered into in the ordinary course of the Company’s business and is not subject to the requirements under Item 10.C of Form 20-F.

Furthermore, the Company refers the Staff to the Rule 406 Application and its response to the Staff’s comment 32.

35.	Please explain why Zhima Credit will be waiving the credit fees for the one year period starting March 2017.

The Company respectfully advises the Staff that Zhima Credit has waived the service fees for all businesses using its credit analysis services this year in order to promote its credit analysis services.

36.	In the first paragraph on page 73 you now disclose that you have terminated your initial business of facilitating credit to college students. Please reconcile this strategic decision with your decision to pursue a joint venture with Ant Financial, which focus appears to be the fulfillment of financial and social needs of college students.

The Company respectfully advises the Staff that its initial business of facilitating credit to college students differs significantly from that of QuCampus. While QuCampus’ services cover various aspects of the daily life college students, QuCampus does not offer credit products to college students. As disclosed on page 148 of the Draft No. 3, the Company views the QuCampus joint venture as a valuable opportunity to connect with young consumers outside of the context of loan facilitation, thereby gaining further insights as to the behavior, social needs and consumption preferences of such consumers. As such, the Company believes the establishment of the QuCampus joint venture is consistent with its decision to terminate its initial business of facilitating credit to college students.

Stage 3: Credit Assessment and Pricing, page 134

37.	We note your response to comment 50, particularly your disclosure on page 135 indicating that applicants who are denied a loan are not prohibited from reapplying in the future. Please add disclosure discussing the mechanisms, if any, that your company has in place to prevent a previously denied applicant from reapplying using different and/or fraudulent information. In addition, please disclose how the company is able to collect information related to a borrower’s stability of the shipping address for online and mobile purchases, online consumption level and status of his or her social network account.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 151 of the Draft No. 3.

Stage 5: Servicing and Collection, page 136

38.	We note your response to comment 52. To the extent known, please disclose the percentage of delinquent loans you were able to successfully recoup through your collection services. Further clarify (i) what the “certain circumstances” are that would result in your notifying credit rating agencies about a borrower’s delinquency and, given the low rate of personal credit ratings in China, the overall efficacy of such referrals; and (ii) what steps, if any, you now take to collect on delinquent loans now that you are not using debt collection services. For example, do you simply categorize all loans over 180 days past due to be uncollectible?

In response to the Staff’s comment, the Company has added the requested disclosure on page 153 of the Draft No. 3.

The Company respectfully advises the Staff that the Company will disclose a borrower’s delinquency to Zhima Credit if a payment is more than 20 calendar days past due. Such disclosure would have a negative impact on a borrower’s credit profile as determined by Zhima Credit. Credit analysis services of Zhima Credit, including Zhima Credit Scores, are widely used in consumer transactions in China. Accordingly, the Company considers notification to Zhima Credit as an effective means to incentivize repayment of delinquent loans.

The Company respectfully advises the Staff that while the Company has terminated collection services from third parties, the Company has continuously focused on collection of past due loans by deploying its own resources. As disclosed on page 136 of the Draft No. 3, the Company adopts various measures including reminder text and instant messages, automated voice calls, and phone calls made by our collection team. As disclosed on the same page, if the amount remained outstanding 180 calendar days past due after certain collection effort based on management’s judgement, the Company will consider the relevant outstanding amount to be uncollectible and charged-off such amount. However, certain loans that are more than 180 calendar days past due were, and may in the future be, repaid.

Competition, page 140

39.	As noted in your response to comment 54, please revise your disclosure to state that publicly available information regarding the industry, your competitors and their respective market share is unreliable and is based, at least partly, on estimates.

In response to the Staff’s comment, the Company has added the requested disclosure on page 158 of the Draft No. 3.

40.	We note your response to comment 59, particularly your discussion of the share entrustment agreement. Because of the connection between Mr. Luo, as both CEO and the controlling shareholder of Qufenqi Holding Limited, please file a copy of the share entrustment agreement as an exhibit to this filing. Please refer to Item 10.C of Form 20-F and Item 601(b)(10)(iii)(A) of Regulation S-K.

The Company respectfully advises the Staff that as disclosed on page 182 of the Draft No. 3, the share entrustment agreement has been terminated, and the 15,814,019 shares held under such agreement were canceled. As a result of such termination, neither Mr. Luo nor his affiliate Qufenqi Holding Limited participates in the share entrustment agreement any more. Item 601(b)(10)(iii)(A) of Regulation S-K provides, in relevant parts, that any compensatory contract relating to options in which any of the named executive officer “participates shall be deemed material.” As such, the Company does not believe the share entrustment agreement is a material contract within the meaning of Item 601(b)(10)(iii)(A) of Regulation S-K.

Related Party Transactions, page 167

41.	We note that in response to comment 58, you state among other things, that API (Hong Kong) Investment Limited, a wholly-owned subsidiary of Ant Financial, has the right to elect, remove and replace one director on the company’s board of directors. Please revise your disclosure to indicate that Ant Financial’s board representation rights, along with those of the other principal institutional shareholders who have board representation rights, will terminate upon the effectiveness of this registration statement.

In response to the Staff’s comment, the Company has added the requested disclosure on page 178 of the Draft No. 3.

42.	With respects to the amounts due from Alipay, briefly describe the nature of services giving rise to these payments.

In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the Draft No. 3.

The Company respectfully advises the Staff that the amounts due from Alipay do not represent any service fee payable by Ant Financial. Instead, as disclosed on page 189 of the Draft No. 3, such amounts represent deposits in the Company’s Alipay account and are unrestricted as to withdrawal and use and readily available to the Company on demand. The Company uses its Alipay account to disburse loans to and collect repayments from borrowers.

History of Security Issuance, page 177

43.	Please revise to disclose the fair value per share price for each of different preferred share issuances disclosed. In addition, please tell us and revise to disclose how the fair value for each of the preferred share issuances was determined on the issuance dates.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 199 to 201 of the Draft No. 3.

44.	Please tell us the reasons for the difference in issuance prices of the Series C-1 and Series C-2 preferred shares given the issuance dates were the same.

The Company respectfully advises the Staff that Series C-1 preferred shares were issued to API (Hong Kong) Investment Limited (“API”), a wholly-owned subsidiary of Ant Financial, and Series C-2 preferred shares were issued to other investors. The investment by API, which was a strategic investor, differed in nature from the investment from holders of Series C-2 preferred shares, which were financial investors. The differences in the issuance prices of the Series C-1 and C-2 preferred shares represent potential long-term value that Ant Financial could bring to the Company as a strategic investor.

Audited Financial Statements as of December 31, 2014 and 2015, page F-3

45.	We note your response to prior comment 30 and that service fees received from borrowers represent interest income from an accounting perspective, but are not classified as “Interest and Investment Income” on your Consolidated Statements of Comprehensive Loss. We also note that you have a material amount of lending activity and when loans are transferred to institutional funding partners they do not meet the requirement for de-recognition in ASC 860. Article 9 of Regulation S-X includes the line item “Interest and fees on loans”, which appears reflective of your revenue recognition policy disclosed on page F-19 for credit services. Please tell us whether you considered presenting your financial statements in accordance with Article 9, including management’s judgments and determinations in this area.

The Company respectfully advises the Staff that Article 9 of Regulation S-X is not applicable to the Company. Rule 9-01 of Regulation S-X provides, in relevant parts, that Article 9 “is applicable to consolidated financial statements filed for bank holding companies.” The Company is neither a bank holding company nor a bank. The Company does not meet the definition of a bank holding company or a bank because it does not engage in both lending and deposit activities. In particular, the Company does not take deposits. Additionally, the Company and its subsidiaries and VIEs are not: (i) considered banks in accordance with PRC laws and regulations, (ii) regulated as a bank by the Central Banking Regulatory Commission or (iii) subject to any minimum capital requirements. The Company or its subsidiaries and VIEs also do not benefit from the funding of the government as a bank holding company. The Company’s service fees are primarily generated from the facilitation of loans to borrowers, which loans are funded by the Company’s own capital or various institutional funding partners using the Company’s data technology and technology platform. As such, the Company’s business model differs from a traditional banking business model under which a bank prices loans over an interest rate spread on top of the depository funding cost, and the funding base is largely stable. Therefore, the Company does not believe that Article 9’s presentation and disclosure requirements provide meaningful information to the investors as the Company is a service provider, even though the loans transferred to the institutional funding partners do not meet the derecognition requirements in ASC 860.

Notes to Audited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-19

46.	Please tell us how you describe the “service fee” on the loans transferred to your institutional funding partners and whether any of the agreements refer to the fee or a portion of it as interest. If so, please revise your disclosure to clarify that the service fee also includes interest income on the loan.

The Company respectfully advises the Staff that, as explained in the Company’s response to the Staff’s previous comment 30 in the response letter dated April 5, 2017, the service fees received from the borrowers represent interest income from an accounting perspective. However, from a business model perspective, the Company considers itself a service provider rather than a traditional lender, and its primary business purpose is to focus on its data technology and operate as a technology platform and aim to facilitate loans to borrowers that are funded by third-party institutions rather than its own capital. In the agreements with borrowers, a portion of fees was referred to as interest. The Company has revised the disclosure to clarify that the service fee also includes interest income on the loan on pages F-20 and F-21 of the Draft No. 3.

47.	We note your disclosure that you identify Funding Partners to refinance the loan principal for the borrower. However, on page F-22 and elsewhere in your filing you refer to the transfer of loans to the Funding Partners and not a refinance of the loan. Since refinancing of a loan typically refers to the repayment of the old loan and entering into a new loan agreement with the borrower, please revise your disclosure throughout the filing to clarify whether your Funding Partners refinance the borrower’s loan, or if the loan or related cash flows are being sold or transferred to the Funding Partners by you. If the latter, please remove the term “refinance” from this disclosure.

The Company respectfully advises the Staff that the respective loans are not refinanced by the Funding Partners, but are transferred to the Funding Partners. The Company has deleted the term “refinance” on pages F-20 and F-21 of the Draft No. 3.

48.	You disclose that you earn a margin on the products you purchase from suppliers on behalf of the borrowers and that the sales commission fees are recorded net of the related cost on delivery date. On page 124 you disclose that this fee is the difference between the retail price of the merchandise sold to borrowers and the price you pay for it and rebates received from the suppliers. We further note your response to prior comment 31 that the rebates are based on a fixed percentage of the product price and the revenue criteria are met when the products are delivered and the Company’s returns policy has expired. Please clarify whether you receive two fees, i.e. margin between retail price and price you pay, and a rebate or if the rebate is the margin difference referenced here. Describe how these fees are determined, i.e. do you negotiate separate fees with each supplier. Lastly, explain how you determined that the fee earned did not relate to loan origination that would be accounted for as a yield adjustment over the life of the loan instead.

The Company respectfully advises the Staff that it negotiates different arrangements with its respective suppliers. Depending on the agreement with the suppliers, the Company may receive two types of fees: (i) a margin between the retail price and the price the Company pays; and (ii) a rebate on the merchandise sold on the Company’s marketplace.

Sales rebate arrangements range from 1%-16% of the product price. The margin earned by the Company is determined by the purchase price paid on the various products that is negotiated with the respective suppliers, and is outlined in the respective agreements. In addition, the sales price is also determined in the agreement with the suppliers.

The Company respectfully advises the Staff that the sales rebate and margin earned are not related to loan origination, as the Company has two distinct roles in the merchandise credit product transaction: (i) to act as an agent of the supplier and (ii) facilitate loans to the borrower with its own capital as well as institutional funding partners’. The Company has determined that the fees earned from the rebate and margin did not relate to loan origination because the sales rebate is received directly from the supplier regardless of how the borrower pays for the product and the margin earned is fixed based on the retail sales price without considering the financing terms chosen by the borrower. Therefore, the sales rebate and margin are recognized in accordance with SAB Topic 13, and should not be accounted for as a yield adjustment over the life of the loan.

Allowance for Loan Principal and Service Fee Receivables, F-21

49.	We note your response to comment 64. Given the limited operating history to base your charge-off data on, tell us how you considered supplemental information from industry trends and peers, information provided by 3rd parties, greater reliance on qualitative factors, etc. to supplement your internal data for determining your allowance for loan losses.

The Company respectfully advises the Staff that as explained in the Company’s response to the Staff’s previous comment 64 in the response letter dated April 5, 2017, the roll-rate model is based on migration data of all loans released over the entire operation period of the Company, and not limited to the charged-off loans. Additionally, the Company adjusts the allowance that is determined by the roll rate-based model for various macroeconomic factors in China, including gross-domestic product rates, disposable income per capita, interest rates and consumer price indexes.

The Company further respectfully advises the Staff that the Company does not use supplemental information from industry trends and peers or other information provided by third parties as factors to determine its allowance for loan principal and service fee, because: (i) the online finance industry is an emerging and dynamic industry that is subject to rapid changes and therefore historical data is not a useful indicator when estimating future losses; (ii) the Company targeted a specific segment of borrowers (i.e., young consumers); (iii) public information of comparable peers is very limited and (iv) the Company also performed back testing to ensure the reasonableness of the roll rate based allowance as compared with actual write-offs based on historical data, and they were reasonably close. As the Company’s operations continue to develop and evolve, the Company will continue to reassess its calculation of its allowance for loan losses.

50.	We note your response to comment 65. We note that the cash credit products have loan term ranges generally from one to six weeks or one to six months as of the date of the prospectus. Given the increase in the levels of delinquencies, please address the following as it relates to your charge-off policy:

•	Revise your disclosure on page F-21 to include your criteria for deeming something “uncollectible” as discussed in your response;

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-23 of the Draft No. 3.

•	Provide us with specific evidence to support that a charge-off policy after 180 days of delinquency is appropriate for cash credit loans given the short term nature of these loans;

In response to the Staff’s comment, the Company hereby provides the following table in order to support the charge off policy.

(Loan principal) RMB 000	2015	2016
Loan balance past due within 90 calendar days	19,718	109,060
Loans within 90 calendar days past due recovered	9,739	102,353
Percentage	49.39%	93.85%

Loan balance past due within 91-180 calendar days	11,615	29,770
Loans 91-180 calendar days past due recovered	1,297	10,111
Percentage	11.17%	33.96%

Loan balance past due over 180 calendar days	12,022	57,974
Loans 181+ calendar days past due recovered	131	2,739
Percentage	1.09%	4.72%

The Company respectfully advises the Staff that based on the Company’s operating history, the Company believes that a charge-off policy on amounts outstanding over 180 calendar days past due is appropriate, as the data above show that the Company is still able to collect on a significant portion of loans that are up to 180 calendar days delinquent. As the amounts and percentage recovered after 181+ days were 1.09% and 4.72% for the years ended December 31, 2015 and 2016 respectively, the Company believes that its current charge-off policy is appropriate. The Company will continue to re-assess the appropriateness of its charge-off policy as it continues to accumulate additional operating data.

•	Given that the specific allowance for nonaccrual loan principal and service fee receivables approximates the delinquency balance of 90+ days past due, please tell us the appropriateness of carrying an allowance on these loans as opposed to charging the delinquent amounts off;

The Company respectfully advises the Staff that the Company was able to recover approximately 11% and 34% of delinquent loans that are over 91-180 calendar days past due in the years ended December 31, 2015 and 2016, respectively. The Company recorded low charge-offs in the periods presented because the Company had limited historical operating data to enable management to make a reliable estimate of the collectability of delinquent loans. As a result, the Company included additional considerations, including collection history with regard to the loan when determining the charge-off policy as described in the response to comment 50 above. In addition to the factors described above, the Company relies on experienced senior management to determine when online delinquent loans should be charged-off based on their severity and likely inflection point of when collection is considered improbable. The Company believes that this qualitatively based management estimate is appropriate to supplement its quantitative based charge-off policy. As the Company continues to obtain more operating data, the Company will continue to reassess the appropriateness of its charge-off policy.

•	Quantify your success collecting loans 90+ days past due in prior periods; and

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company collected RMB0.3 thousand, RMB1,429 thousand and RMB12,849 thousand from loans past due over 90 calendar days during the years ended December 31, 2014, 2015 and 2016 respectively.

•	Break out loans over 90 days past due into smaller buckets (91-120 days, 121-150 days and 151-180 days) in the periods presented to help better explain the migration of past due loans.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-37 of the Draft No. 3.

Note 4. Loan principal and service fee receivables, page F-31

51.	We note your response to comments 22 and 68. We further note the disclosures beginning on page 123 about how the credit limits, duration and fees are different between cash and merchandise credit products and that you track this information in order to disclose average credit limits and duration. We also note your disclosure on page 125 that your borrowers do have ranges of Zhima Credit Scores, but generally have a minimum Zhima Credit Score of 600 to 620. Please tell us how you determined that you only have one class of financing receivable given these disclosures that indicate your receivables have different risk characteristics. Refer to ASC 310-10-55-16 through 18 and 22.

The Company respectfully advises the Staff that the Company only has one class of financing receivable based on various internal and external factors. As part of the Company’s internal process, the Company’s management assesses and monitors the risk and performance of the financing receivable portfolio in aggregate as management considers the risk characteristics of the financing receivables to be similar, i.e., all unsecured consumer loans of similar principal amounts. While borrowers with approved amounts of credit from the Company typically have Zhima Credit Scores of at least 620, having a Zhima Credit Score of above 620 is neither necessary nor sufficient for a credit applicant to obtain credit from the Company. In addition, the range of Zhima scores of the Company’s borrowers is narrow and therefore, the borrowers are similar in nature. Furthermore, the profile of the borrowers are also similar in aspects such as age, credit histories and employment status. The Company also considered the level of detail needed by an investor to understand the risks inherent in the Company’s financing receivables and concluded that one class of financing receivable is the most appropriate as all the loans were, (i) made to individual loan borrowers; (ii) consumer-related; (iii) uncollateralized (unsecured) and (iv) made in the PRC. The Company will continue to re-assess its disclosure requirements in accordance with ASC 310-10-55 as its business model evolves in the future.

52.	In addition, explain how you determined that the Zhima Credit Score wasn’t a credit quality indicator given that consumer credit risk scores is an example of an indicator in ASC 310-10-55-19.

The Company respectfully advises the Staff that Zhima Credit Score serves as one of the many inputs for the Company’s risk pricing model.

53.	We note you present loan principal and service fee receivables separately for your nonaccrual, past due and allowance disclosures here and elsewhere in the filing. We also note that these are presented as one line item on your Consolidated Balance Sheet and it appears these amounts represent your recorded investment in financing receivable under ASC 310-10. Therefore, please disclose your nonaccrual and past due financing receivables by class of financing receivable and at the recorded investment in accordance with ASC 310-10-50-7 to 7A and present this information consistently throughout the filing. If you identified the loan principle and service fee receivables as separate portfolio segments or classes of financing receivables, please clarify in the disclosure.

In response to the Staff’s comments on 52 and 53, the Company respectfully advises the Staff that the Company concluded that the loan principal and service receivable is one single portfolio segment for which the Company develops and documents a systematic methodology to determine its allowance for credit losses.

Note 5. Prepaid Expenses and Other Current Assets, F-33

54.	We note your response to comment 72. Please revise your next amendment to address our previous comment 72 concerning including a roll forward of the guarantee deposits held by institutional investors, both the current assets and long-term assets portions, for the periods presented.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-39 and F-41 of the Draft No. 3.

Note 9. Short-term and long-term borrowings, page F-34

55.	Please tell us how you complied with the disclosure requirement in ASC 470-10-50-1 for those long-term borrowings with terms greater than 24 months.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-42 of the Draft No. 3.

Note 21. Convertible Preferred Shares, page F-46

56.	Please reconcile the information disclosed on pages 177-179 for the different series of preferred share issuances to the information presented in the table in Note 21 to the financial statements on page F-46. Further, explain to us how the restructuring in December 2016 impacted the different series of preferred shares issued and outstanding at that point in time.

In response to the Staff’s comment, a reconciliation of pages 177-179 and Note 21 is provided below:

Reconciliation between pages F-46 and 179
Series	Per F-46 page		Per page 179
A-1	2,616,641	Ever Bliss Fund, L.P	2,368,823
A-1		Joyful Bliss Limited	247,818
A-2	4,779,796	Source Code Accelerate L.P.	4,779,796
B-1	38,487,004	Kunlun Group Limited	38,487,004
B-2	5,233,281	Ever Bliss Fund, L.P	4,737,645
B-2		Joyful Bliss Limited	495,636
B-3	31,865,304	Source Code Accelerate L.P.	31,865,304
C-1	37,720,709	API (Hong Kong) Investment Limited	37,720,709
C-2	19,469,603	Kunlun Group Limited	19,469,603
C-3	13,391,793	Ever Bliss Fund, L.P	12,123,476
		Joyful Bliss Limited	1,268,317
C-4	10,823,841	Source Code Accelerate L.P.	10,823,841
C-5	58,072,514	Wa Sung Investment limited	15,088,284
C-5		Phoenix Auspicious FinTech Investment L.P.	42,984,230

The Company respectfully advises the Staff that the restructuring in December 2016 did not impact the rights and benefits of the different series of preferred shares issued and outstanding at that point in time.

57.	Please revise to disclose the conversion price applicable to each series of preferred shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-60 of the Draft No. 3.

Audited Financial Statements as of December 31, 2015 and Unaudited Financial Statements as of September 30, 2016

Notes to Audited Consolidated Financial Statements

Note 10. Off-Balance Sheet Commitments and Arrangements, F-70

58.	We note your disclosure that in September 2016 Mashang Consumer Finance Company began funding directly to borrowers for loans that you facilitate. Please revise to describe in greater detail either here or elsewhere in the document the following:

•	Details of the arrangement made with Mashang including the fee structure;

•	The service(s) you provide to the borrower and those provided to Mashang;

•	How the cash flows to you given your disclosure on page 125 is not clear how you receive a portion of the service fee if the borrowers repays principal and fees directly to the institutional funding partners; and

•	Any related accounting policies including how you determined that these loans were not on balance sheet.

The Company respectfully advises the Staff that the Company, matches borrowers with Mashang Consumer Finance Company (“Mashang”), who directly originates loans to the borrowers, and provides post-origination services, such as short message service, or SMS, reminders throughout the term of the loans. In addition, the Company provides a guarantee to Mashang which requires the Company to pay Mashang in the event of the borrowers’ failure to make scheduled payments.

The Company receives an initial loan facilitation fee from Mashang for each successful match and a recurring service fee throughout the term of the loans for post origination services.

The borrowers repay Mashang directly and Mashang will remit the respective service fees due to the Company on a periodic basis. The recurring service fee due to the Company is the difference between the installment payments from the borrower and the amount retained by Mashang which is calculated based on the pre-agreed contractual return between the Company and Mashang.

As the Company’s role in this arrangement is to match the borrower with Mashang, the Company is not the lender in this arrangement. Once the borrower is successfully matched with Mashang, Mashang will directly, finance and disburse the loans to the respective borrowers and collect the repayments from the borrowers. Accordingly, the loans are not recorded on the Company’s consolidated balance sheet and no further analysis under ASC 860 is required. The accounting policy relating to the arrangement with Mashang is disclosed on pages F-21 and F-22 of the Draft No. 3.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 143 of the Draft No. 3.

*        *        *

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer
Carl Yeung, Chief Financial Officer
Qudian Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

David Zhang
Benjamin Su
Steve Lin
Kirkland & Ellis International LLP

Ron Yan
Ernst & Young Hua Ming LLP